

April 6, 2016

<u>Via Email</u>
Carlos Macau
Chief Financial Officer
HEICO Corporation
3000 Taft Street
Hollywood, Florida 33021

    Re: **HEICO Corporation**
           Form 10-K for the year ended October 31, 2015
           Filed December 17, 2015
           Form 8-K furnished February 25, 2016
           File No. 001-04604

Dear Mr. Macau:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Melissa Raminpour

                                  Melissa Raminpour
                                  Accounting Branch Chief